SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	0-9358
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: June 30, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Limelight Media Group, Inc. 8000 Centerview Parkway, Suite 115 Memphis, Tennessee 38018

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The preparation of our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2005 was delayed because we consummated the acquisition (the "Impart Acquisition") of Impart, Inc., a Washington corporation ("Impart"), on June 30, 2005, the last day of our fiscal quarter. Such acquisition was previously reported in our Current Report on Form 8-K filed with the Commission on July 7, 2005 and has been treated as a "reverse acquisition" for accounting purposes, with Impart as the accounting acquirer and the Limelight Media Group, Inc. as the accounting acquiree. As a result of this transaction and the complex accounting issues associated with a "reverse acquisition", we were delayed in preparing our financial statements for the fiscal quarter ended June 30, 2005, which are required to be filed with our Quarterly Report. As of the date hereof, such financial statements have been prepared and are being reviewed by our independent accounting firm. Upon the completion of the review by our independent accounting firm, we will file our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2005, which will be filed within the extension period provided under Rule 12b-25.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Eric M. Hellige	212	421-4100

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the Impart Acquisition described in Part III above, which has been treated as a "reverse acquisition" for accounting purposes, our results of operations for the three and six months ended June 30, 2005 are the historical results of Impart. We are unable to provide an accurate quantitative estimate of the quarterly results for the three and six months ended June 30, 2005, as we have not yet completed certain steps necessary to provide such an estimate.

Limelight Media Group, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005	By:	/s/ David V. Lott David V. Lott Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).